Allwyn Entertainment AG

Weinmarkt 9 6004

Lucerne, Switzerland

July 20, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allwyn Entertainment AG
Registration Statement on Form F-4
Originally Filed May 20, 2022
File No. 333-265129

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Allwyn Entertainment AG (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Registrant’s Registration Statement on Form F-4 (File No. 333-265129) initially filed with the Commission on May 20, 2022, as amended by Amendment No. 1 to the Registration Statement, filed with the Commission on July 14, 2022, together with all exhibits thereto (collectively, the “Registration Statement”).

Pursuant to discussions with the Commission, the Registrant will publicly re-file the Registration Statement concurrently with this letter and will include a correction to the Form F-4 therein. The Registration Statement has not been declared effective by the Commission and the Registrant confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Registrant.

Should you have any questions, or need further information with respect to this matter, please contact Peter Seligson at (212) 446-4756.

Sincerely,

By:	/s/ Robert Chvátal
Name:	Robert Chvátal
Title:	President and Chief Executive Officer

cc:	Peter Seligson, Kirkland & Ellis LLP